SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File No. 0-53646

Eagleford Energy Inc. (formerly Eugenic Corp.)
(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Material Change Report of Registrant as filed on SEDAR on December 1, 2009.

2.           Press Release of Registrant dated November 30, 2009 as filed on SEDAR on December 1, 2009.

3.           Articles of Amalgamation effective as of November 30, 2009 as filed on SEDAR on December 1, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 1, 2009	EUGENIC CORP.NC.

	By:	/s/ Sandra Hall
Name: Sandra Hall
Title: President

2

ITEM 1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

Eugenic Corp. (the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.Date of Material Change

November 30, 2009

Item 3.Press Release

Press release issued by the Company on November 30, 2009 and was disseminated in North America using a Canadian news wire service.

Item 4.Summary of Material Change

On November 30, 2009, the Company amalgamated with its wholly owned subsidiary Eagleford Energy Inc. and the name of the amalgamated entity is Eagleford Energy Inc.

Full Description of Material Change

On November 12, 2009 the Company’s wholly owned subsidiary 1406768 Ontario Inc., filed Articles of Amendment changing its name to Eagleford Energy Inc.

Effective November 30, 2009 the Company amalgamated with its wholly owned subsidiary Eagleford Energy Inc. and upon the amalgamation the entity's new name is Eagleford Energy Inc.

On December 1, 2009, Eagleford Energy Inc., commenced trading on the Over-the-Counter Bulletin Board (“OTCBB”) under the new ticker symbol “EFRDF”.

The new CUSIP number for Eagleford Energy Inc. is 27004B104 and the new ISIN number is CA27004B1040.

Item 5.Reliance on sub-section 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 6.Omitted Information

No information has been omitted from this material change report.

Item 7.Senior Officer

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Sandra Hall, President

Telephone: 416 364-4039
Facsimile:   416 364-8244

Item 8.Date of Report

December 1, 2009.

ITEM 2

EUGENIC CORP.

Name Change and New Trading Symbol

Toronto – November 30, 2009 – Eugenic Corp. (the "Company”) announces that its name has changed to Eagleford Energy Inc., through an amalgamation with its wholly owned subsidiary Eagleford Energy Inc. (formerly: 1406768 Ontario Inc.) effective November 30, 2009.

On December 1, 2009, the Company will commence trading on the Over-the-Counter Bulletin Board (“OTCBB”) under the new ticker symbol “EFRDF”.

The new CUSIP number for the name Eagleford Energy Inc. is 27004B104 and the new ISIN number is CA27004B1040.

There are approximately 24.2 million shares issued and outstanding in the capital of the Company.

Eagleford Energy Inc.
The Company, under its new name Eagleford Energy Inc., continues as a junior resource company carrying out operations through production, development and exploration of oil and gas. The Company has an interest in a natural gas unit in the Western Sedimentary Basin, Canada operated by BP Canada Energy.

For further information, please contact:

Sandra Hall
President
Eagleford Energy Inc.
Telephone: (416) 364-4039
Suite 1505, 1 King Street West, Toronto, Ontario, M5H 1A1, Telephone: 416 364-4039, Facsimile: 416 364-8244

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding impact from the shut-in of facilities, the applicability of royalty reductions, and impact on future funds flow.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

ITEM 3

For Ministry Use Only
A l'usage exclusif du ministère

Ministry of Government Services — Ministère des Services gouvernementaux

Ontario

Ontario Corporation Number
Numéro de la société en Ontario

1810244

1

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

NOVEMBER 3 0 NOVEMBRE, 2009

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 4
Business Corporations Act

Formule 4
Loi sur les sociétés par actions

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1. The name of the amalgamated corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société issue de la fusion (écrire en LETTRES MAJUSCULES SEULEMENT) :

EAGLEFORD ENERGY INC.

2. The address of the registered office is:
Adresse du siège social :

1 King Street West, Suite 1505

(Street & Number or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro, ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau)

Toronto — ONTARIO — M5H 1A1

(Name of Municipality or Post Office)
(Nom de la municipalité ou du bureau de poste)
(Postal Code / Code postal)

3. Number of directors is:
Nombre d'administrateurs :

Fixed number / Nombre fixe:

OR / OU minimum and maximum / minimum et maximum: 3 — 10

4. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' Résident canadien Oui/Non
Sandra J. Hall		Yes
William Jarvis		No
Milton Klyman		Yes

2

5. Method of amalgamation,, check A or B
Méthode choisie pour la fusion - Cocher A ou B

☐ **A – Amalgamation Agreement / Covention de fusion :**

The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the Business Corporations Act on the date set out below
Les actionnaires de chaque société qui fusionnne ont dûment adopté la convention de fusion conformémen au paragraphe 176(4) de la Loi sur les sociétés par actions à la date mentionnée ci-dessous.

or
ou

[x] **B – Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of Subsidiaries / Fusion d'une société mere avec une ou plusieurs de ses filiales ou fusion de filiales**

B) The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.
Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément à l'article 177 de la Loi sur les sociétés par actions à la date mentionnée ci-dessous.

The articles of amalgamation in substance contain the provisions of the articles of incorporation of
Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

EUGENIC CORP.

and are more particularly set out in these articles.
et sont énoncés textuellement aux présents statuts.

Names of amalgamating corporations Dénomination sociale des sociétés qui fusionnent	Ontario Corporation Number Numéro de la société en Ontario	Date of Adoption/Approval Date d'adoption ou d'approbation Year / année Month / mois Day / jour
EUGENIC CORP.	396323	2009/11/10
EAGLEFORD ENERGY INC.	1406768	2009/11/10

3

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

There are no restrictions on the business the Corporation may carry on or on the powers that the Corporation may exercise.

7. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preference shares.

4

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

(a) The special shares with a par value of one-tenth of one cent (1/10¢) each shall be designated as redeemable, voting, non-participating shares with a par value of one-tenth of one cent (1/10¢) each (hereinafter called the "Preference Shares").

(b) No dividends at any time shall be declared, set aside or paid on the Preference Shares.

(c) In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets or property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Preference Shares shall be entitled to receive from the assets and property of the Corporation a sum equivalent to the aggregate par value of the Preference Shares held by them respectively before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any common shares or shares of any other class ranking junior to the Preference Shares. After payment to the holders of the Preference Shares of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the assets or property of the Corporation.

(d) The Preference Shares shall be issued only for cash and may, if authorized by the directors of the Corporation, be accompanied by Warrants to purchase common shares in the capital of the Corporation on the basis of one Warrant for each Preference Share.

(e) In the event that Warrants to purchase common shares in the capital of the Corporation which accompanied Preference Shares are exercised, the Preference Shares which such Warrants accompanied shall be redeemed in accordance with the provisions of clause (h) hereof.

(f) The Preference Shares shall be redeemable in accordance with the provisions set forth in clause (g) hereof, upon notice by the Corporation, as provided in clause (h) hereof, on payment for each share to be redeemed of the par value thereof.

(g) Subject to the provisions of clause (e) hereof, the Corporation may not redeem the Preference Shares or any of them prior to the expiration of five years from the respective dates of issuance thereof, without the prior consent of the holders of the Preference Shares to be redeemed. The Corporation shall redeem all the then outstanding Preference Shares five years from the respective dates of issue of the Preference Shares.

(h) In the case of redemption of Preference Shares, the Corporation shall, at least thirty (30) days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Preference Shares. Such notice shall be mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the

4A

the head office of the Corporation, or any other place designated in such notice, of the certificates representing the Preference Shares called for redemption. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Preference Shares to deposit the redemption price of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Preference Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

(i) The Corporation may at any time or times purchase for cancellation all or any part of the Preference Shares outstanding from time to time from the holders thereof, at a price not exceeding the par value thereof, with the consent of the holders thereof.

(j) The holders of the Preference Shares shall be entitled to receive notice of and attend all meetings of shareholders of the Corporation and shall have one (1) vote for each Preference Share held at all meetings of the shareholders of the Corporation.

(k) The number of Preference Shares issuable by the Corporation at any time shall be limited such that at no time shall more than five hundred thousand (500,000) Preference Shares be issued and outstanding.

07121 (05/2007)

5

9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows: L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

None, save that the preference shares are not transferable except with the consent of the Ontario Securities Commission.

10. Other provisions, (if any):
Autres dispositions, s'il y a lieu :

See Page 5A incorporated into this form.

11. The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule "A". Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions constituent l'annexe A.

12. A copy of the amalgamation agreement or directors' resolutions (as the case may be) is/are attached as Schedule "B". Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l'annexe B.

07121 (05/2007)

5A.

10. Other provisions, if any.

The following special provisions shall be applicable to the Corporation:

Subject to the provisions of the Business Corporations Act, as amended or re-enacted from time to time, the directors may, without authorization of the shareholders:

(i) borrow money on the credit of the Corporation;

(ii) issue, re-issue, sell or pledge debt obligations of the Corporation;

(iii) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation; and

(v) by resolution, delegate any or all such powers to a director, a committee of directors or an officer of the Corporation.

1293800.1

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Names and **original signature** of a director or authorized officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and descriptions of office (e.g. president, secretary). **Only a director or authorized signing officer can sign on behalf of the corporartion.** / Nom et **signature orginale** d'un administrateur ou d'un signataire autorisé de chaque société qui fusionne. Indiquer la denomination sociale de chaque société, le nom du signataire et sa function (p. ex. : president, secrétaire). **Seul un admninistrateur ou un dirigeant habilité peur signer au nom de la société.**

EUGENIC CORP.

Names of Corporations / Dénomination sociale des sociétés

By / Par [signature]

Signature/Signature

Sandra J. Hall

Print name of signatory / Nom du signataire en letters moulées

President

Description of Office / Fonction

EAGLEFORD ENERGY INC.

Names of Corporations / Dénomination sociale des sociétés

By / Par [signature]

Signature/Signature

Sandra J. Hall

Print name of signatory / Nom du signataire en letters moulées

President

Description of Office / Fonction

SCHEDULE "A"

STATEMENT OF DIRECTOR OR OFFICER PURSUANT TO SUBSECTION 178(2) OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

I, Sandra J. Hall of Ajax, in the Province of Ontario, hereby certify and state as follows:

1. This Statement is made pursuant to subsection 178(2) of the *Business Corporations Act* (Ontario) (the "**Act**").

2. I am a Director and an Officer of Eugenic Corp. and Eagleford Energy Inc. (the "**Amalgamating Corporations**") and as such have knowledge of the affairs of such corporations.

3. There are reasonable grounds for believing that,

   (a) each of the Amalgamating Corporations is and the corporation to be formed by their amalgamation, namely, Eagleford Energy Inc., will be able to pay its liabilities as they become due, and

   (b) the realizable value of such amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes.

4. There are reasonable grounds for believing that no creditor of the Amalgamating Corporations will be prejudiced by the amalgamation.

5. I have conducted such examinations of the books and records of the Amalgamating Corporations as are necessary to enable me to make the statements hereinafter set forth.

This Statement is made this 10th day of November, 2009.

SHall

Sandra J. Hall

1791590.1

SCHEDULE "B" (Page 1 of 2)
RESOLUTION OF THE BOARD OF DIRECTORS
OF
EAGLEFORD ENERGY INC.
(the "Corporation")

WHEREAS the Corporation is a wholly-owned subsidiary of EUGENIC CORP. and has decided to amalgamate with EUGENIC CORP. pursuant to subsection 177(1) of the *Business Corporations Act* (Ontario), under the name EAGLEFORD ENERGY INC.;

NOW THEREFORE BE IT RESOLVED THAT:

1. The amalgamation of the Corporation with EUGENIC CORP. be and it is hereby authorized and approved by the Board of Directors.

2. The draft articles of amalgamation, in the form presented to the Board, being the same as the articles of EUGENIC CORP., be and they are hereby authorized, approved and adopted by the Board of Directors.

3. The by-laws of the amalgamated corporation shall be the by-laws of EUGENIC CORP.

4. No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation.

5. Upon the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the *Business Corporations Act* (Ontario), all shares in the capital stock of the Corporation, including all shares which have been issued and are outstanding at the date hereof, be and the same are hereby cancelled without any repayment of capital in respect thereof.

6. Any one officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute and deliver the aforesaid articles of amalgamation, the requisite statement under section 178(2) of the *Business Corporations Act* (Ontario) and to execute and deliver and to do such other things as he/she may deem necessary and appropriate to effect the transactions contemplated herein.

CERTIFIED to be a true and correct copy of the resolution duly approved by the Board of Directors of the Corporation on the 10th day of November, 2009, as required by law and that such resolution is in full force and effect, unamended as at the date hereof.

DATED the 10th day of November, 2009.

SAHall

Sandra J. Hall, President

15013XX 1

SCHEDULE "B" (Page 2 of 2)
RESOLUTION OF THE BOARD OF DIRECTORS
OF
EUGENIC CORP.
("the "Corporation")

WHEREAS the Corporation is holding corporation of EAGLEFORD ENERGY INC. and has agreed to amalgamate with EAGLEFORD ENERGY INC. pursuant to subsection 177(1) of the *Business Corporations Act* (Ontario), under the name EAGLEFORD ENERGY INC.;

NOW THEREFORE BE IT RESOLVED THAT:

1. The amalgamation of the Corporation with EAGLEFORD ENERGY INC. (the "Subsidiary Corporation") be and it is hereby authorized and approved by the Board of Directors.

2. The draft articles of amalgamation, in the form presented to the Board, being the same as the articles of the Corporation, be and they are hereby authorized, approved and adopted by the Board of Directors.

3. The by-laws of the amalgamated corporation shall be the same as the by-laws of the Corporation.

4. No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation.

5. Upon the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the *Business Corporations Act* (Ontario), all of the issued and outstanding shares of each class in the capital of the Corporation shall be converted into issued and outstanding shares of identical class in the capital of the amalgamated corporation, and all of the issued and outstanding shares of each class in the capital of the Subsidiary Corporation, including all shares which have been issued and are outstanding at the date hereof, be and the same are hereby cancelled without any repayment of the capital in respect thereof.

6. Any one officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute and deliver the aforesaid articles of amalgamation, the requisite statement under section 178(2) of the *Business Corporations Act* (Ontario) and to execute and deliver and to do such other things as he/she may deem necessary and appropriate to effect the transactions contemplated herein.

CERTIFIED to be a true and correct copy of the resolution duly approved by the Board of Directors of the Corporation on the 10th day of November, 2009, as required by law and that such resolution is in full force and effect, unamended as at the date hereof.

DATED the 10th day of November, 2009.

SJHall

Sandra J. Hall, President

1701559.1